BID2BED, LLC

Unaudited Financial Statements For The Period Ended January 4, 2018

February 16, 2018



Independent Accountant's Review Report

To Management
bid2bed, LLC
Plantation, FL

We have reviewed the accompanying balance sheet of bid2bed, LLC as of January 4, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 16, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BID2BED, LLC
BALANCE SHEET
JANUARY 4, 2018
_____

ASSETS

CURRENT ASSETS

Cash	$	-
Accounts Receivable		-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS		-

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	-
TOTAL CURRENT LIABILITIES	-
TOTAL LIABILITIES	-

MEMBERS' EQUITY

Contributed Capital	-
Retained Earnings (Deficit)	-
TOTAL MEMBERS' EQUITY	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

BID2BED, LLC
INCOME STATEMENT
FOR THE PERIOD ENDED JANUARY 4, 2018
_____

Operating Income
    Sales | $ | -
    Cost of Goods Sold | | -

Gross Profit   -

Operating Expense
    General & Administrative | -
    Research & Development | -

Net Income $ -

BID2BED, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JANUARY 4, 2018
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	-
Change in Accounts Receivable		-
Change in Accounts Payable		-
Net Cash Flows From Operating Activities		-

Cash Flows From Financing Activities

Change in Contributed Capital		-
Net Cash Flows From Investing Activities		-

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

BID2BED, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE PERIOD ENDED JANUARY 4, 2018
_____

Starting Equity (Deficit)	$	-
Contributions		-
Distributions		-
Net Income (Loss)		-
Ending Equity (Deficit)	$	-

BID2BED, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
JANUARY 4, 2018

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bid2bed, LLC (the "Company"), is a limited liability company organized under the laws of the State of Florida. The Company intends to develop and operate an online platform in the vacation rental industry.

As of January 4, 2018, the Company had not commenced its principal operations or generated revenue. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a Subchapter S Corporation in the federal jurisdiction of the United States. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service for three years from the date due or date filed, whichever is later.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the obligations of the Company is limited to their capital contributions.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 16, 2018, the date that the financial statements were available to be issued.